FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO

ANNUAL REPORT

of

PROVINCE OF BRITISH COLUMBIA

(Canada)

(Name of Registrant)

Date of end of the fiscal year to which the annual report relates: March 31, 2025

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which	Names of exchanges
	registration is effective	on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Tom Clark

Consul General of Canada

466 Lexington Avenue, 20th Floor

New York, New York 10017

Copies to:

Jason R. Lehner A&O Shearman Commerce Court West 199 Bay Street Suite 4405 Toronto, Ontario M5L 1E8 (416) 360-2974	Ministry of Finance Provincial Treasury Debt Management Branch 620 Superior Street P.O. Box 9423, Stn Prov Govt Victoria, British Columbia V8W 9V1 (778) 698 5908

* The Registrant is filing this amendment to its annual report on a voluntary basis.

PROVINCE OF BRITISH COLUMBIA

In connection with the issuance by the Province of British Columbia of U.S.$5,000,000,000 aggregate principal amount of its 4.050% Bonds, Series BCUSG-20, due April 23, 2031 (the “Bonds”), the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2025 (the “Annual Report”) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit 99.8	Fiscal Agency Agreement, dated as of April 23, 2026, including the form of Bonds; Underwriting Agreement, dated as of April 16, 2026 including the names and addresses of the Underwriters; Opinion of Legal Counsel, Legal Services Branch, Ministry of Attorney General, in respect of the legality of the Bonds; and Schedule of Expenses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Victoria, British Columbia, Canada, on the 23rd day of April, 2026.

PROVINCE OF BRITISH COLUMBIA
(Name of registrant)

By:	/s/ Sam Myers
Name:	Sam Myers
Title:	Executive Director,
Debt Management Branch
Provincial Treasury
Ministry of Finance

Exhibit Index

Exhibit 99.8

Fiscal Agency Agreement, dated as of April 23, 2026, including the form of Bonds; Underwriting Agreement, dated as of April 16, 2026 including the names and addresses of the Underwriters; Opinion of Legal Counsel, Legal Services Branch, Ministry of Attorney General, in respect of the legality of the Bonds; and Schedule of Expenses.